FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of August 2013

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant's Investors' Presentation filed with the Israeli Securities Authority.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  August 14, 2013

3


ELRON

INVESTOR PRESENTATION / AUGUST 2013

Forward-Looking Information

This presentation is for information purposes only. By this presentation, Elron does not intend to solicit offers to purchase its securities and the presentation does not constitute an invitation to receive such offers. Elron may make improvements and/or changes in the features or content presented herein at any time. Elron shall not be liable for any loss, claim, liability or damage of any kind resulting from the investor's reliance on or reference to any detail, fact or opinion presented herein. The presentation is not intended to provide a comprehensive description of Elron's activities, and Elron urges investors to consider the information presented herein in conjunction with its public filings including its annual and other periodic reports. Nothing in this presentation should be considered "investment advice", as defined in the Regulation of Investment Advice, Investment Marketing and Portfolio Management Law, 1995.

Certain statements made over the course of this presentation may be forward-looking in nature, as defined in Section 21E of the U.S. Securities Exchange Act of 1934, and in Section 32A of the Israel Securities Law, 5728-1968. Such forward-looking statements involve known and unknown risks, uncertainties, forecasts, assessments, estimates or other information, which relates to a future event or matter whose occurrence is not certain and which is not within the sole control of Elron, and other factors which may cause the actual results, performance and achievements of Elron to be materially different from any future results, performance and achievements implied by such forward-looking statements. These forward looking statements are not proved facts and are based on Elron's subjective assessments which rely on analysis of general information, public publications, researches and reviews, which do not include any liability as to the accurateness or completeness of the information contained there and their accurateness hasn't been examined by Elron. The realization of these forward looking statements will be affected by factors that cannot be assessed in advance and which are not within the control of Elron. Elron assumes no obligation to update the information in this presentation and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

ELRON Q2/13 >
HIGHLIGHTS

NEWS Q2

- GIVEN IMAGING: Record sales during Q2/13- sales amounted to $49.5m, compared with sales of $44.5m in Q2/12, an 11% increase.
- The PillCam COLON 2 received marketing clearance in Japan. Given Imaging expects reimbursement may become effective during the first half of 2014.
- The PillCam SB 3 received marketing clearance in the U.S.
- POCARED: Urine sample collection began for the FDA trial on urinary tract infection (UTI) diagnosis.
- BRAINSGATE: 317 out of 450 patients were recruited for the FDA trial.
- ELRON and RDC invested ~$5m in group companies during H1/13.
- Existing resources amount to ~$65m.

ELRON 2013 >
CATALYSTS

MAJOR GROUP HOLDINGS

	Business	Shareholdings	Elron's investment
GIVEN IMAGING	world leader in GI medical devices and pioneer of capsule endoscopy	30% (8.43% by RDC)	NA
POCARED Diagnostics	real-time & automated microbiology laboratory system	41%	$26m
BrainsGate	treatment of ischemic stroke in 24h window post symptom onset	30%	$21m
kyma	non-invasive remote monitoring of chronic heart failure patients	73% (by RDC only)	$7.5m
NOTAL VISION™	remote monitoring of patients at risk of vision loss from AMD	23%	$6.5m
CartiHeal	implants for cartilage repair and regeneration	24%	$2.5m



BrainsGate

- Elron's holding: 30%
- Founded: 2000
- First investment by Elron: 2005
- ~$70m have been invested to date, of which ~$21m by Elron
- Main partners: Johnson & Johnson, Boston Scientific, Pitango, Cipio Partners
- Device for treating ischemic stroke in 24 hour window post symptom onset, as opposed to treatment with the tPA protein which is only approved for use during a 3-4.5 hour window
- Electrical stimulation of SPG (a nerve center located behind the nasal cavity) to increase blood flow to the brain using a miniature implantable electrode; minimally invasive

BrainsGate

WHY 24 HOURS?

tPA (current treatment):
dissolve clot

- Restores blood flow to the blocked blood vessel
- Due to the temporary interruption in blood flow, the blood vessel becomes brittle
- In addition, the treatment compromises coagulation
- The risk of hemorrhage just 3 hrs after stroke onset increases 10X







SPG stimulation:
augment cerebral blood flow

- Electrical stimulation induces dilation of cerebral blood vessels, and thus augments blood flow
- The stimulation avoids manipulating the blood clot, and treats only surrounding tissue
- The risk of hemorrhage is not induced
- Treatment may be administered during a broad window of up to 24 hrs



BrainsGate

IMPLANT AND IMPLANTATION SITE


Implantation site
Implant
Implanted patient
The canal

BrainsGate

- In 2010 BrainsGate completed a clinical trial on approximately 300 patients, whose results strengthened the assessment that BrainsGate's treatment has a considerable clinical effect, which is stronger than the effect found in current treatments.
- Since June 2011, BrainsGate has been enrolling patients in an additional clinical study to prove its treatment's safety efficacy, which is expected to support BrainsGate's planned PMA submission to the FDA.
- To date, BrainsGate has enrolled 317 patients at 65 medical centers in the United States, Europe and Asia.

CATALYST 2013 >

BrainsGate expects to complete the clinical trial during 2013 or H1-2014, upon completion of the trial on 450 patients.





POCARED Diagnostics

- Elron's holding: 41%
- Founded: 2004
- First investment by Elron: 2007
- ~$64m have been invested to date, of which ~$26m by Elron
- Main partner: SCP Vitalife
- Real-time and automated microbiology laboratory system, using optical technology
- The system is designed for use by major microbiological laboratories and hospitals, as an alternative to current microbiology practice, bacteria culturing, which is an expensive, labor-intensive, time-consuming process
- The system's first application is diagnosis of urinary tract infection (UTI); other potential applications include swabs (throat, nasal and others), blood, sputum, and cerebrospinal fluid

POCARED Diagnostics

DIAGNOSIS IN UNDER 20 MINUTES:



urine sample cartridge



a complete cartridge carousel



move carousel to sample prep module



move carousel to optical analyzer module


POCARED
Diagnostics

results...

POCARED Diagnostics

- In December 2011, the company received CE certification.
- Pocared commenced urine sample collection for a diagnostic trial to prove the efficacy of its system's first application, UTI diagnosis. The trial is expected to support its planned FDA submission. The diagnostic trial is being carried out at five of the world's leading medical centers.

CATALYST 2013 >

The company expects to complete the FDA trial during 2013.


POCARED
Diagnostics

GIVEN IMAGING

- Market cap - ~$520m (August 2013)
- Q2/13 revenues - $49.5m ;2012 revenues - $181m
- Cash and financial assets - ~$130m (as of June 30, 2013)
- In the United States, Given Imaging completed an 885-patient, multi-center pivotal clinical trial with the PillCam COLON 2 capsule
- In Japan, the PillCam COLON 2 received marketing clearance; Given Imaging estimates the addressable market in Japan to be ~1m procedures each year
- In the U.S., the PillCam SB 3 received marketing clearance


Pillcam
ESO
cam

CATALYSTS 2013 >

Given Imaging expects reimbursement for the COLON 2 may become effective during the first half of 2014

Given Imaging expects that 2013 revenues will be between $195m and $205m (8%-14% growth)

GIVEN IMAGING

PILLCAM COLON 2:


High Accuracy
Detects Cancer & Over 50% Sensitivity for Large Polyps
CTC
CT Colonography
Flex Sig
CCE
PillCam COLON 2
Invasive
Minimally-Invasive
DCBE
Double Contrast Barium Enema
sDNA
Blood Test
FIT
gFOBT
Low Accuracy
Detects Only Cancer & 50% or Less Sensitivity for Large Polyps
= Direct visualization
= Radiology, indirect visualization
= Indirect information


Pillcam
SB
Pillcam
ESO

Sources: http://www.guideline.gov/content.aspx?id=14346; http://www.webmd.com/colorectal-cancer/which-test-should-i-have-to-screen-for-colorectal-cancer#zx3796; Lieberman D. Screening for colorectal cancer. New England Journal of Medicine. 2009: 361;12; Spada C et al. Second generation PillCam COLON capsule compared with colonoscopy. Gastrointest Endosc. 2011;74(3):581-589; Eliakim R et al. Prospective multicenter performance evaluation of the second generation capsule compared with colonoscopy. Endoscopy 2009; 41:1026-1031; Berrington de Gonzalez D, Kim K, Yee J. CT colonography: perforation rates and potential radiation risks. Gastrointest Endosc Clin N Am. 2010 April; 20(2):279-291.

ELRON 2014 +
CARTIHEAL
NOTAL VISION
KYMA

ELRON 2014+



CartiHeal

- Elron's holding: 24%
- Founded in 2009; First investment by Elron in 2012.
- $7.85m invested in company to date, including $2.5m by Elron.
- Other investors include Accelmed (owned by Mori Arkin) and Access Medical Ventures.
- Implants for repairing cartilage and osteochondral defects in loadbearing joints, such as the knee and ankle.
- First product is indicated for treatment of cartilage defects in the knee.
- The implant's unique structure, comprising of a coral scaffold with biological modifications, causes the implant to biodegrade, and promotes the regeneration of native cartilage in its place.
- No current treatment has succeeded in regenerating native cartilage. Existing regeneration treatments have succeeded in regenerating "hyaline-like" cartilage only, which has limited loadbearing capabilities.
- 35m people in the U.S. alone suffer from cartilage injuries. The cartilage repair market is expected to exceed $3 billion.

Pre-clinical and clinical trials on the first product have demonstrated the regeneration of true hyaline cartilage.

The company is conducting clinical trials at medical centers in Europe on ~50 patients, with 2-yr follow up; recruitment is expected to be completed by the end of 2013

BioMedGPS, 2012; Medtech Insight, January 2011

ELRON 2014+

CartiHeal

1 day post-op:



6 months post-op:



ELRON

ELRON 2014+


ForeseeHome

NOTAL VISION™

Your Sight is Our Vision

- Elron's holding : 23%
- Founded in 2000; First investment by Elron in 2003.
- $27m invested in company to date, including $6.5m by Elron.
- Remote monitoring of patients at risk of vision loss from AMD.
- AMD destroys sharp, central vision, necessary for common tasks such as facial recognition, driving, reading, and watching television.
- There are two types of AMD, dry (non-neovascular) and wet (neovascular). About 90% of blindness is associated with wet AMD. However, when wet AMD is detected early, irreversible vision loss can be prevented.
- Notal Vision's ForeseeHome is the first FDA cleared, teleconnected, home-based system to provide frequent monitoring of AMD patients and enable early detection of visual changes.
- The patient checks his or her vision once-a-day, and in the case of a significant change in test scores, both the patient and doctor are notified immediately.
- AMD is the leading cause of severe vision loss and blindness in adults over age 55, and affects more than 9.1m individuals in the U.S. This number is expected to increase to almost 20m by 2020.

> **The National Eye Institute (NEI) has invited Notal Vision to conduct a study of 1500 patients in 44 major U.S. retinal centers to evaluate the ForeseeHome.**

Macular Degeneration Association website: http://maculardegenerationassociation.org/about-md/.

ELRON 2014+





kyma

- Elron's holding (through RDC): 37%
- Founded in 2008; First investment by Elron in 2009.
- $7.5m invested in company to date.
- Miniature device for the continuous remote monitoring of chronic heart failure (CHF) patients, inserted beneath the skin or attached to the patient's torso in patch form.
- The device is based on unique radar technology (RFIC) that enables direct & precise measurement of fluid in the lungs. There is currently no solution that enables direct measurements.
- Kyma's remote monitoring is intended to enable early treatment of lung edema, and as a result, reduce hospitalization admissions.
- Data is transferred continuously & wirelessly.
- The device is designed to provide measurements of various cardiothoracic parameters (multipoint E.K.G., respiratory sinus, wall motion, posture-movement, and others), and is thus intended to be a comprehensive solution for CHF patients.
- Remote patient monitoring for heart failure is estimated as having the potential to yield annual national cost savings in the U.S. of up to $6.4 billion.

> The patch device received CE certification; FDA clearance is expected in Q1/14.

New England Healthcare Institute. (2009). Remote Physiological Monitoring: Research Update. http://www.nehi.net/publications/36/remote_physiological_monitoring_research_update

ELRON Q2/13 >
FINANCIALS

Public Holdings[1] (Market value as of Aug. 12, 2013)	($m)
Given Imaging	132.9
Other holdings	0.4
Total Public Holdings	133.3
Private Holdings[1] (Book value as of June 30, 2013)	
Pocared	3.0
BrainsGate	1.9
Jordan Valley	11.4
Other holdings[2]	13.7
Total Private Holdings	30.0
Financial Assets, net (as of June 30, 2013)	2.0
Debt (as of June 30, 2013)	(4.0)
Cash[3] (as of June 30, 2013)	30.4
TOTAL[4]	191.7
Price per share on TASE (in $) (as of Aug. 12, 2013)	*5.8*
Elron's Market Value (as of Aug. 12, 2013)	*173.7*

[1] Includes Elron's direct holdings and its effective indirect holdings through RDC and Navitirio.
[2] Mainly Notal Vision and Aqwise which are recorded as investments measured at fair value.
[3] Includes Elron's cash balance and 50.1% of RDC's cash balance.
[4] The above financial data are based on publicly available information and do not represent a valuation, investment advice, or a financial opinion of any kind.

> **Looking ahead, Elron should always understand that the ever evolving changes in the high tech industry will be exponential, and therefore, success will depend on choosing the right niches in the world market in which it can maintain and improve its relative advantage.**

Mr. Uzia Galil, Elron's founder


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ELRON

ELRON >
THE BOTTOM LINE

- Unique access to Israel's world-class human capital, R&D resources, universities, & scientific institutions
- An operational holding company with the ability to provide long-term commitment to group companies
- Strategic alliance with Rafael and access to state of the art military technologies, and exclusive rights to commercialize them in civilian markets
- Proven expertise at identifying opportunities and building technology leaders
- Proven strategy of hands-on involvement in day-to-day operation of group companies
- Lean and experienced management team


ELRON
ELECTRONIC
INDUSTRIES LTD.

visit us at **elron.com**